August 9, 2013

VIA EDGAR AND FEDERAL EXPRESS

Jeffrey E. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Galena Biopharma, Inc.
Registration Statement on Form S-3
Filed May 24, 2013
File No. 333-188847

Dear Mr. Riedler:

By letter dated June 3, 3013, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided Galena Biopharma, Inc. (the “Company”) with comments to the Company’s above-referenced Registration Statement. In its comment letter, the Staff indicated that it limited its review of the Registration Statement, and would not be in a position to declare the Registration Statement effective until the Staff had resolved all issues concerning the Company’s two pending confidential treatment requests (File Nos. 1-33958-CF#29453 and CF#29680), which issues have been resolved according to the SEC’s Orders dated June 6, 2013 granting confidential treatment.

Concurrently with the delivery of this letter, the Company is filing via EDGAR pre-effective Amendment No. 1 to the Registration Statement setting forth changes to the original Registration Statement relating primarily to the registration of additional shares of the Company common stock to be offered in the secondary offering by the added selling security holders named in the amended preliminary prospectus. A copy of the amended preliminary prospectus, marked to show changes, is enclosed for your convenience.

The amended preliminary prospectus also reflects a re-ordering of the description of this Company’s business in the “Summary” section and some updated information regarding recent business developments at the Company, as well as updated financial and share information. In the Company’s view, none of the re-ordered or updated information reflects a material change from the information in the original preliminary prospectus.

Mr. Jeffrey Riedler

August 9, 2013

Please direct questions regarding this response letter to the undersigned at 310-789-1259.

Very truly yours,

/s/ Dale E. Short

DES:tms

Cc:	Daniel Greenspan (SEC)
Mark J. Ahn, Ph.D.
Ryan Dunlap